Chijet Motor Company, Inc.

Sertus Chambers

Governors Square, Suite #5-204

23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104, Cayman Islands

VIA EDGAR

March 9, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Chijet Motor Company, Inc. Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 13, 2023 CIK No. 0001957413

Dear Mr. Fullem:

Chijet Motor Company, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 28, 2023, regarding our Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on February 13, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in our revised Registration Statement on Form F-4 (the “Revised Registration Statement”), which is being filed with the Commission via EDGAR contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted February 13, 2023 JWAC’s

Board of Directors’ Reasons for the Approval of the Business Combination, page 174

1.	We note your revisions in response to comment 27 and reissue in part. Please expand your disclosure to include the actual assumptions discussed and financial prospects that the JWAC board considered. For example, please describe and quantify the assumptions regarding industry performance, general business and economic conditions, and “numerous other matters.”

Response to Comment No. 1: The Company acknowledges the Staff’s comment. In response the Company has provided requested information about actual assumptions discussed and financial prospects that the JWAC board considered in the revised disclosure contained in the Revised Registration Statement beginning on page 174.

We thank the Staff for its review of the foregoing and Revised Registration Statement. If you have further comments, please feel free to contact to our counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com or by telephone at (212) 370-1300, or JWAC’s counsel, Arthur Marcus, Esq., at amarcus@srf.law or by telephone at (212) 930-9700.

Sincerely,

/s/ Mu Hongwei
Mu Hongwei, Chief Executive Officer

cc:	Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

Arthur Marcus, Esq.
Sichenzia Ross Ference LLP